

October 4, 2012

<u>Via E-mail</u>
Bruce Schreiner
Chief Financial Officer
Sense Technologies, Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

> **Re: Sense Technologies, Inc.**
> **Form 10-K for the year ended February 29, 2012**
> **Filed September 17, 2012**
> **File No. 000-29990**

Dear Mr. Schreiner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all required Forms 10-Q for the current fiscal year. Specifically, it appears your Form 10-Q for the quarterly period ended May 31, 2012 is delinquent.

Item 7. Management's Discussion and Analysis or Plan of Operation

Future Operations, page 20
2. Please specifically state that the auditors' report expressed substantial doubt as to your ability to continue as a going concern. Filings with such accountants' reports must contain appropriate and prominent disclosure of financial difficulties as well as viable plans to overcome these difficulties. Refer to Section 607.02 of the Financial Reporting Codification for guidance.

Report of Independent Registered Public Accountant, page 21

3. Please file an amended Form 10-K that includes a properly signed opinion. The current presentation does not indicate the location where issued, as required by Rule 2-02(a)(3) of Regulation S-X.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures and remediation, page 41

4. Please amend your Form 10-K to revise the language in the second paragraph as the disclosure that "management believes our disclosure controls and procedures provide a reasonable level of assurance" appears to contradict your assessment of disclosure controls and procedures as not effective.

5. Please refer to comment 29 of our letter dated February 1, 2010, wherein we requested that in future filings you disclose the conclusions of your principal executive officer and principal financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. In your response dated February 11, 2010 you stated that you would revise your disclosure in future filings. We note your disclosure on page 41 that "we have concluded our disclosure controls and procedures were ineffective." It appears that you have provided your conclusion rather than the conclusions of your principal executive officer and principal financial officer. Please file a revised Form 10-K stating the conclusions of your principal executive officer and principal financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures.

Signatures, page 50

6. The second half of your signature page, which indicates that the report has been signed "by the following persons on behalf of the registrant and in the capacities indicated," must be signed by your principal executive officer, principal financial officer, and either your controller or principal accounting officer. If any person occupies more than one of the positions specified in General Instruction D(2)(a) to Form 10-K you should indicate each capacity in which that person signs the report. Please revise to include these signatures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Brown at 202-551-3859 or Max Webb at 202-551-3755 if you have questions on legal matters. Please contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief